Filed by WorldCom, Inc.
                                           Pursuant to Rule 425 under the
                                           Securities Act of 1933


                                           Subject Company:  Intermedia
                                                             Communications Inc.
                                           Registration No.  333-48012



FOR IMMEDIATE RELEASE

Contacts:     WORLDCOM              INTERMEDIA            DIGEX
              Media:                Media:                Media:
              Claire Hassett        Alan Hill             Alice Andors
              703-341-7561          813-829-4409          240-456-3566

              Investors:            Investors:            Investors:
              Scott Hamilton        Mark Tubb             Tania Almond
              601-460-5111          813-829-2408          240-456-3800


        WORLDCOM, INTERMEDIA AND DIGEX AGREE TO SETTLE LAWSUIT RELATED TO
                           WORLDCOM-INTERMEDIA MERGER
          WorldCom and Digex Announce Long-Term Commercial Arrangements

CLINTON, Miss., TAMPA, Fla., and LAUREL, Md., February 15, 2001--WorldCom,
Inc. (NASDAQ:WCOM), Intermedia Communications Inc. (NASDAQ:ICIX) and Digex, Inc. (NASDAQ:DIGX) today announced a proposed settlement of a lawsuit arising out of WorldCom's planned acquisition of a controlling interest in Digex through a merger with Intermedia. Certain minority shareholders of Digex had sued to either enjoin the merger or to invalidate the approval of the transaction by the Digex Board of Directors.

The proposed settlement would, if approved by the Delaware Chancery Court, fully resolve all claims in the lawsuit and permit the Intermedia transaction to proceed. As part of the settlement, WorldCom and Intermedia have amended the terms of their merger agreement to reduce the exchange ratio and make certain other modifications as described below.

The acquisition of Intermedia's controlling interest in Digex will represent a major step toward WorldCom's execution of its web hosting expansion and will provide WorldCom with a comprehensive portfolio of mission critical managed web and application hosting products and services for mid- and large-sized businesses.

The principal terms of the proposed settlement and the amended merger agreement are:

o The exchange ratio in the WorldCom/Intermedia merger agreement has been reduced to a fixed 1:1 exchange ratio that is not subject to adjustment;




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o    WorldCom and Digex have agreed on a series of commercial  arrangements that will offer WorldCom's customers favorable access to the Digex portfolio of managed web and application hosting services:

     o A sales channel agreement will cover sales by the WorldCom sales force of the advanced web hosting services offered by Digex, with a minimum sales commitment from WorldCom to Digex;

     o After the completion of the Intermedia merger, WorldCom will provide Digex funding for the performance of its 2001 and 2002 business plans as approved by the Digex and WorldCom boards of directors;

     o Managed web hosting facilities for Digex will be located in WorldCom data centers in the United States and around the globe.

o Concurrent with the reduction in the WorldCom/Intermedia exchange ratio, a settlement fund of $165 million in WorldCom common stock, based upon WorldCom stock's trading price for a period preceding the WorldCom/Intermedia merger, will be created for Digex stockholders (other than Intermedia) and plaintiffs' counsel fees. Net of plaintiffs' counsel fees, one-half of the settlement fund will be distributed to holders of Digex Class A common stock as of Sept. 1, 2000. The balance will be distributed to such holders as of a future record date to be determined and expected to be on or about the date of the WorldCom-Intermedia merger;

o Similarly, a fund of up to $15 million in cash will be created to cover expenses incurred by Digex and a special committee of independent directors of the Digex Board of Directors, as well as administrative expenses of the settlement; and

o Certain "material adverse effect" provisions of the merger agreement have been narrowed to eliminate various categories of items as potentially giving rise to material adverse effects on Intermedia and its subsidiaries;

o The approval of the WorldCom/Intermedia merger under Section 203 of the Delaware General Corporation Law by the Digex Board of Directors will no longer be subject to challenge and WorldCom will not be subject to any restrictions under Section 203 on future transactions with Digex.

The proposed settlement has been approved by the Boards of Directors of WorldCom, Intermedia and Digex, as well as the Special Committee of the Digex Board. In connection with the transactions, Intermedia's financial advisor, Bear, Stearns & Co. Inc., has provided the Intermedia Board of Directors with an opinion that the exchange ratio, as revised, is fair from a financial point of view to the Intermedia common stockholders.

The settlement must be preliminarily and--following class notification procedures--finally approved by the Delaware Chancery Court. The closing of the WorldCom-Intermedia merger under the amended merger agreement is subject to approval by the Intermedia stockholders and final court approval of the settlement. Because the regulatory approvals of the transaction by the Department of Justice and by the Federal Communication Commission are not affected by the proposed settlement or the merger amendment, the parties expect the WorldCom-Intermedia merger to close during the second quarter of 2001.





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"We are pleased to put this matter to rest and look forward to enhancing our ability to provide world-class managed web and application hosting services," said Bernard J. Ebbers, WorldCom president and chief executive officer. "This agreement helps WorldCom accelerate momentum in its global managed hosting business and is ideally complementary to WorldCom's range of data, Internet, VPN, and managed networks."

David C. Ruberg, chairman and chief executive officer of Intermedia and chairman of the board of Digex said, "This continues to be an exciting transaction for the Intermedia and Digex stockholders, employees and other stakeholders. This settlement represents great potential future value to Digex shareholders and I believe the WorldCom-Digex business combination will be a powerful one in the web hosting marketplace."

WorldCom (NASDAQ:WCOM) is a preeminent global communications company for the digital generation, operating in more than 65 countries with 2000 revenues of approximately $40 billion. WorldCom provides the innovative technologies and services that are the foundation for business in the 21st century. For more information, go to http://www.worldcom.com.

Intermedia Communications (NASDAQ: ICIX) is dedicated to providing fully integrated next generation data-centric solutions to the complex communications needs of business and government customers in major U.S. markets. Intermedia offers broadband data, high-speed Internet access, advanced network and voice services. Headquartered in Tampa, FL, Intermedia is among the largest independent Competitive Local Exchange Carriers, the nation's fourth largest frame relay provider, a leading systems integration provider, a leading Internet Service Provider and the nation's largest provider of multi-tenant services. Additional information on Intermedia is available at http://www.intermedia.com.

Digex (NASDAQ: DIGX) is a leading provider of managed Web and application hosting services for some of the world's leading companies that rely on the Internet as a critical business tool. Digex customers, from mainstream enterprise corporations, Internet-based businesses and Application Service Providers (ASPs), leverage Digex services to deploy secure, scaleable, high performance business solutions, including electronic retailing, online financial services, online procurement and customer self-service applications. Digex also offers value-added enterprise and professional services, including performance and security testing, monitoring, reporting and networking services. Additional information on Digex is available at http://www.digex.com.




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Forward Looking Statements
--------------------------

Information contained in this release with respect to the financial impact of the proposed transaction is forward looking. These statements represent the companies' reasonable judgements with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include, but are not limited to, material adverse changes in economic and competitive conditions in the markets served by the companies, material adverse changes in the business and financial condition of either or both companies and their respective customers, uncertainties concerning technological changes and future product performance, and any delay in the expected closing of the transaction.


Amended Proxy Filing
--------------------

In connection with the revised merger, WorldCom and Intermedia will be filing an amended proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read the amended proxy statement/prospectus when it becomes available because it will contain important information. Investors and security holders may obtain a free copy of the amended proxy statement/prospectus when it becomes available and other documents filed by WorldCom and Intermedia with the Securities and Exchange Commission in connection with the merger at the Securities and Exchange Commission's web site at www.sec.gov. The amended proxy statement/prospectus and other documents in connection with the merger may also be obtained for free by directing a request to WorldCom, Inc., 500 Clinton Center Drive, Clinton, Mississippi 39056,
Attention: Scott Hamilton, Investor Relations, Telephone: (601) 460-5111,
email: investor@wcom.com or Intermedia Communications Inc., One Intermedia Way, Tampa, Florida 33647, Attention: Mark H. Tubb, Investor Relations,
Telephone: (813) 829-2408, email: mhtubb@intermedia.com.




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